Exhibit 99.2

NETCO ENERGY INC.
1100 – 609 West Hastings Street
Vancouver, BC, Canada V6B 4W4
Tel: 604-331-3376 Fax: 604-688-4712

Netco Announces Third Quarter Financial Results

Vancouver, November 29, 2004 – Netco Energy Inc. (TSXV: NEI) is pleased to announce its financial results for the third quarter ended September 30, 2004.

Interim Consolidated Financial Statements:
      • Attachment A

Management’s Discussion and Analysis:
      • Attachment B

Netco Energy Inc. is an oil and gas Tier 1 issuer with its common shares listed on the TSX Venture Exchange.

For further information, please contact Chad Wasilenkoff at (604) 609-6172 and visit the company website at www.NetcoEnergy.com.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.